Exhibit (e)(10)(i)
Laserscope
3070 Orchard Drive
SanJose, CA 95134
June 13, 2006
Dear [NAME]:
     As you may be aware, Laserscope (the “Company”) has entered into a merger agreement with American Medical Systems Holdings, Inc. (“AMS”) dated as of June 3, 2006 (the “Merger Agreement”), pursuant to which the Company will become an indirect wholly owned subsidiary of AMS as of the Effective Time (as defined in the Merger Agreement).
     In order to ease your transition to the new ownership and to encourage your continued valued services to the Company following the Effective Time, AMS has agreed to provide you with a retention bonus payable in cash or restricted shares as described below having a value of two months of your base salary, as of June 3, 2006 (“Base Salary”), if the transactions contemplated by the Merger Agreement are consummated and one of the following conditions is satisfied (the “Retention Bonus”):
•	you remain employed with the Company, AMS, or any of their affiliates through April 30, 2007;

•	your employment is terminated by the Company, AMS, or any of their affiliates on or prior to April 30, 2007 for any reason other than Cause (defined below) or you terminate your employment for Good Reason (defined below) on or prior to April 30, 2007.
     If your employment is terminated by the Company, AMS, or any of their affiliates on or prior to April 30, 2007 for any reason other than Cause or you terminate your employment for Good Reason (defined below) on or prior to April 30, 2007, the Retention Bonus will be paid to you in a lump sum payment, less applicable withholdings and taxes, as soon practicable following such termination of employment (but, in any case, no later than 15 business days thereafter).
     If you remain employed with the Company through April 30, 2007, the Retention Bonus will be paid to you as soon as practicable thereafter (but, in any case, no later than 15 business days thereafter) in time-vesting restricted shares of AMS common stock, one-half of which shall be fully vested upon grant, and one-half of which shall vest on December 31, 2007, subject to your continued employment with the Company, AMS, or any of their affiliates. In the event your employment is terminated by the Company, AMS, or any of their affiliates for any reason other than Cause or you terminate your employment for Good Reason on or prior to December 31, 2007, these restricted shares of AMS common stock will vest in full. The number of restricted shares granted to you will be calculated by dividing two months of your Base Salary by the average of the high and low per share prices of AMS’s common stock on the date of grant of the restricted shares.

     For this purpose, “Cause” means (a) your willful failure to substantially perform your duties and responsibilities to the Company, AMS, or any of their affiliates (other than a failure resulting from your complete or partial incapacity due to physical or mental illness) which has not been cured by you after reasonable notice given to you by the Company, AMS, or any of their affiliates, (b) your gross misconduct, (c) a violation of a federal or state law or regulation applicable to the business of the Company, AMS, or any of their affiliates that causes material harm to the Company, AMS, or any of their affiliates or (d) a violation of the code of business conduct, code of ethics or other policies of the Company, AMS, or any of their affiliates that causes material harm to the Company, AMS, or any of their affiliates.
     For this purpose, “Good Reason” means (a) reduction by the Company, AMS, or any of their affiliates in your Base Salary or (b) the Company, AMS, or any of their affiliates requiring you to be based at any office or location that is more than fifty (50) miles further from your current office or location.
     In addition to the Retention Bonus, subject to consummation of the transactions contemplated by the Merger Agreement, AMS will adopt a severance plan prior to the Effective Time which will provide with you with a severance benefit equal to 3 months of your Base Salary, plus one week of Base Salary per year of credited service with the Company in the event that within 12 months after the Effective Time your employment is terminated by the Company, AMS, or any of their affiliates for any reason other than Cause or you terminate your employment for Good Reason (the “Severance Benefit”). If AMS sells the Company’s aesthetic’s business and you are offered employment by the buyer of the Company’s aesthetic’s business, your employment will be deemed to have not been terminated for purposes of receiving the Severance Benefit. The Severance Benefit will be subject to such other terms and conditions of the severance plan adopted by AMS and consented to by the Company (which consent shall not be unreasonably withheld).
     You will be required to sign a release of claims in a form acceptable to AMS or the Company in order to receive the Retention Bonus or the Severance Benefit.
     As partial consideration for the Retention Bonus and the Severance Benefit and in order to facilitate the prompt consummation of the transactions contemplated by the Merger Agreement, you hereby agree to refrain from exercising any options to purchase common stock of the Company that you hold (your “Company Options”) at any time prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms; provided, however, that this restriction does not apply to any of your stock options that may be expiring as described in the option notice you receive in connection with the transactions contemplated by the Merger Agreement. In connection with the agreements set forth in this letter, you acknowledge that all of your Company Options will be accelerated in full immediately prior to the Effective Time and, upon completion of the transactions contemplated by the Merger Agreement, will be automatically cancelled and converted into the right to receive a per share cash amount equal to the positive difference, if any, between AMS’s offer price of $31.00 per share less the exercise price per share applicable to your Company Options, less any applicable withholdings or other taxes.

     This letter does not change the at-will nature of your employment with the Company and shall be construed in accordance with the laws of the State of California.
     This letter is not intended to constitute a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Internal Revenue Code (the “Code”). Notwithstanding the foregoing, in the event this letter or any compensation or benefit paid under this letter is deemed to be subject to Section 409A of the Code, the Company agrees to negotiate with you in good faith to adopt such amendments that are necessary to comply with Section 409A of the Code or to exempt such compensation or benefits from Section 409A. In addition, to the extent (i) any compensation or benefits to which you become entitled under this letter, or any agreement or plan referenced herein, in connection with your termination of employment constitutes deferred compensation subject to Section 409A of the Code and (ii) you are deemed at the time of such termination of employment to be a “specified” executive under Section 409A of the Code, then such compensation or benefits shall not be made or commence until the earliest of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” (as such term is at the time defined in Treasury Regulations under Section 409A of the Code; (ii) the date you become “disabled” (as defined in Section 409A of the Code); or (iii) the date of your death following such separation from service; provided, however, that such deferral shall only be effected to the extent required to avoid adverse tax treatment to you, including (without limitation) the additional twenty percent (20%) tax for which you would otherwise be liable under Section 409A(a)(1)(B) of the Code in the absence of such deferral. Upon the expiration of the applicable deferral period, any compensation or benefits which would have otherwise been paid during that period (whether in a single sum or in installments) in the absence of this paragraph shall be paid to you or your beneficiary in one lump sum.
     If you agree with the terms of this letter, please execute it below and return it to the Company at our principal office, located at 3070 Orchard Drive San Jose, California 95134, no later than 5 p.m. on June 16, 2006.

AGREED AND ACCEPTED

Name: [Name]
Date: June ___, 2006

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